Exhibit 4.11

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

1348512 B.C. Ltd. (the “Company”)
1 Adelaide Street East Suite 801
Toronto, Ontario M5C 2V9

Item 2: Date of Material Change

September 27, 2024.

Item 3: News Release

A news release was issued by the Company via EIN Presswire and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

See Item 5.1 below.

Item 5.1: Full Description of Material Change

On September 27, 2024, the Company closed a non-brokered private placement, raising aggregate gross proceeds of $100,000 through the issuance of 937,500 common shares in the capital of the Company (each, a “Common Share”) at a price of $0.10667 per Common Share (the “Offering”). The gross proceeds of the Offering will be used for general working capital purposes.

Certain subscribers in the Offering are considered a “related party” to the Company under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, the Offering is considered a “related party” transaction pursuant MI 61-101. The Offering is exempt from the formal valuation and minority approval requirements of MI 61-101 by the application of sections 5.5(b) and 5.7(1)(b) of MI 61-101 as the Company’s shares are not listed on specified markets and the fair market value of the Common Shares issued pursuant to the Offering does not exceed $2,500,000. The Company did not file a material change report more than 21 days before the expected closing of the Offering, as the details and amounts of the related party participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

(a)	Description of the transaction and its material terms:

Pursuant to the Offering, the Company issued 937,500 Common Shares at a price of $0.10667 per Common Share for aggregate gross proceeds of $100,000.

(b)	Purpose and business reasons for the transaction:

The issuance of shares was completed in order to raise funds for general corporate purposes.

(c)	Anticipated effect of the transaction on the Corporation’s business and affairs:

The completion of the Offering increased the Company’s available working capital, and the Company intends to use this increased working capital to fund general corporate purposes.

(d)	A description of:

i.	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

In connection with the Offering, two insiders of the Company (the “Insiders”) acquired an aggregate of 937,500 Common Shares at $0.10667 per Common Share in exchange for an aggregate price of $100,000.

Jennifer Goldman acquired 468,750 Common Shares for an aggregate price of $50,000.

L5 Capital Inc. acquired 468,750 Common Shares for an aggregate price of $50,000.

ii.	the anticipated effect of the transaction on the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Following the closing of the Offering, the Insiders will collectively hold 2,437,500 Common Shares representing 100% of the issued and outstanding Common Shares of the Company. The Company does not have any issued and outstanding convertible securities.

Upon completion of the Offering, Jennifer Goldman now holds 1,218,750 Common Shares representing 50% of the issued and outstanding Common Shares of the Company.

Upon completion of the Offering, L5 Capital Inc. now holds 1,218,750 Common Shares representing 50% of the issued and outstanding Common Shares of the Company.

(e)	Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Company for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Offering was approved by the directors of the Company through a written consent resolution passed on September 27, 2024.

(f)	A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the Company that relates to the subject matter of or is otherwise relevant to the transaction:

i.	that has been made in the 24 months before the date of the material change report:

Not applicable.

ii.	the existence of which is known, after reasonable enquiry, to the Company or to any director or officer of the Company:

Not applicable.

(h)	The general nature and material terms of any agreement entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into subscription agreements with each Insider.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the Company is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Certain subscribers in the Offering are considered a “related party” to the Company under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, the Offering is considered a “related party” transaction pursuant MI 61-101. The Offering is exempt from the formal valuation and minority approval requirements of MI 61-101 by the application of sections 5.5(b) and 5.7(1)(b) of MI 61-101 as the Company’s shares are not listed on specified markets and the fair market value of the Common Shares issued pursuant to the Offering does not exceed $2,500,000. The Company did not file a material change report more than 21 days before the expected closing of the Offering, as the details and amounts of the related party participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

TJ Finch

Chief Executive Officer, Chief Financial Officer & Director
T: (647) 738-8063

E: tj@kilncapitaladvisors.com

Item 9: Date of Report

October 4, 2024.